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                             April 21, 2021

       James Pekarek
       Executive Vice President and Chief Financial Officer
       Agiliti, Inc.
       6625 West 78th Street, Suite 300
       Minneapolis, MN 55439

                                                        Re: Agiliti, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 15,
2021
                                                            File No. 333-253947

       Dear Mr. Pekarek:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed April 15,
2021

       Principal Shareholders, page 123

   1. Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or
investment control over the shares held by THL Agiliti LLC. Refer to Item 403 of
Regulation S-K. Please also revise your disclosure to clearly explain how your officers and
directors, as a group, have beneficial ownership over 102,901,504 shares, as the
disclosure currently indicates beneficial ownership of just over 4 million shares. To the extent
that this is related to the relation of certain of your officers and directors to THL
Agiliti LLC, please make this clear in the disclosure.
 James Pekarek
FirstName
Agiliti, Inc.LastNameJames Pekarek
Comapany
April        NameAgiliti, Inc.
       21, 2021
April 221, 2021 Page 2
Page
FirstName LastName
       You may contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3380 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services